SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Cornerstone Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21924P103

(CUSIP Number)

David B. Clement

Smith, Anderson, Blount, Dorsett, Mitchell, & Jernigan, L.L.P.

Wells Fargo Capitol Center, Suite 2300

Post Office Box 2611

Raleigh, North Carolina 27602-2611

(919) 821-6754

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Cornerstone Biopharma Holdings, Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐ Joint Filing
3.	SEC use only
4.	Source of funds Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Anguilla
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check box if the aggregate amount in Row 11 excludes certain shares: ☐
13.	Percent of class represented by amount in Row 11: 0%
14.	Type of reporting person (see instructions): HC

1.	Names of reporting persons Craig A. Collard
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐ Joint Filing
3.	SEC use only
4.	Source of funds Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power: 0
	8.	Shared voting power: 0
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 0
11.	Aggregate amount beneficially owned by each reporting person: 0
12.	Check box if the aggregate amount in Row 11 excludes certain shares: ☐
13.	Percent of class represented by amount in Row 11: 0
14.	Type of reporting person (see instructions): IN

Schedule 13D/A

This Amendment No. 7 (this “Amendment”) is being filed in connection with the completion of the Merger (as defined and described below). This Amendment amends the Report on Schedule 13D, originally filed on May 12, 2008, as previously amended by Amendment No. 1, filed on November 7, 2008, Amendment No. 2, filed on May 18, 2009, Amendment No. 3, filed on August 4, 2009, Amendment No. 4, filed on December 21, 2010, Amendment No. 5, filed on April 5, 2012, and Amendment No. 6, filed on September 20, 2013.

Item 2. Identity and Background.

This Amendment is being filed jointly pursuant to Rule 13d-1(k)(1) on behalf of Cornerstone Biopharma Holdings, Ltd., an Anguilla company (“CBPHLtd”), and Craig A. Collard, a citizen of the United States. The principal business of CBPHLtd is investing in the stock of the Issuer. Mr. Collard is (i) the Chief Executive Officer of the Issuer and (ii) the President, Chief Executive Officer, Director and beneficial owner of 100% of CBPHLtd. CBPHLtd and Mr. Collard are collectively referred to herein as the “Reporting Persons.”

The business address of CBPHLtd and Mr. Collard is c/o Cornerstone Therapeutics Inc., 1255 Crescent Green Drive, Suite 250, Cary, NC 27518.

The Reporting Persons have not, during the five years prior to the date of this Amendment, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Persons were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Please see Schedule I for information pertaining to the executive officers and directors of CBPHLtd.

Item 4. Purpose of Transaction.

The original acquisitions of securities of the Issuer by the Reporting Persons were for investment purposes or in connection with the Issuer’s equity compensation arrangements.

On February 3, 2014, the Issuer held a special meeting of stockholders (the “Special Meeting”) at its office located at 1255 Crescent Green Drive, Suite 250, Cary, North Carolina 27518. At the Special Meeting, the Issuer’s stockholders voted to adopt the previously disclosed Agreement and Plan of Merger, dated September 15, 2013 (the “Merger Agreement”), by and among the Issuer, Chiesi Farmaceutici S.p.A. (“Chiesi”) and Chiesi U.S. Corporation (“Chiesi US”), providing for the merger of Chiesi US with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Chiesi.

On that same day, the Issuer filed the Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. Upon effectiveness of the Merger, each outstanding share of the Issuer’s common stock (other than shares owned by Chiesi, Chiesi US or the Issuer or its subsidiaries and other than shares held by any of the Issuer’s stockholders who are entitled to and have properly exercised appraisal rights under Delaware law) was converted automatically into the right to receive $9.50 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes. Subject to the terms and conditions of the Merger Agreement, vesting restrictions on restricted shares previously granted by the Issuer were fully accelerated, and as a result, in the Merger such restricted shares were treated in the same manner as other shares of common stock, subject to deduction for any required withholding taxes. Subject to the terms and conditions of the Merger Agreement, each stock option was accelerated to the extent not already fully exercisable and was converted into the right to receive an amount equal to the Per Share Merger Consideration minus the exercise price of the option, without interest and subject to deduction for any required withholding taxes. Shares of the Issuer’s common stock owned by Chiesi and Chiesi US were cancelled without payment of the Per Share Merger Consideration shortly after the Merger.

Upon the effective time of the Merger, the Issuer became a wholly owned subsidiary of Chiesi with 10,000 shares of common stock outstanding (all of which is owned by Chiesi), and the separate corporate existence of Chiesi US ceased. As a result of the Merger, the Issuer’s common stock ceased to trade on The NASDAQ Capital Market (“NASDAQ”) prior to the open of trading on February 4, 2014, and the Issuer became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). NASDAQ has filed an application on Form 25 with the Securities and Exchange Commission (“SEC”) to report that the Issuer is no longer listed on NASDAQ. Shortly after the effectiveness of the Merger, the Issuer will file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister the Issuer’s common stock under the Exchange Act and suspend the Issuer’s reporting obligations under the Exchange Act.

Accordingly, except as described above, the Reporting Persons have no plans or proposals which would relate to or result in any of the matters set forth below:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). As of the date of this Amendment, neither Reporting Person has beneficial ownership of any securities of the Issuer.

(c). Except as described herein, neither Reporting Person has effected any transaction in the Issuer’s common stock during the past 60 days.

(d). Not applicable.

(e). As described above, the Reporting Persons ceased to beneficially own any shares of the Issuer’s common stock on February 3, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Following completion of the Merger, there are no longer any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORNERSTONE BIOPHARMA HOLDINGS, LTD.
Dated: February 7, 2014

/s/ Craig A. Collard
	Name:	Craig A. Collard
	Title:	President and Chief Executive Officer

/s/ Craig A. Collard
Craig A. Collard

SCHEDULE I

Executive Officers and Directors of Cornerstone Biopharma Holdings, Ltd.

Name	Position with Cornerstone Biopharma Holdings, Ltd.	Principal Occupation	Business Address	Citizenship
Craig A. Collard	President, Chief Executive Officer and Director	Chief Executive Officer and Chairman of Cornerstone Therapeutics Inc.	c/o Cornerstone Therapeutics Inc. 1255 Crescent Green Drive Suite 250 Cary, NC 27518	United States